

July 8, 2011

<u>Via Facsimile</u>
Mr. F. McKamy Hall
Vice President and Chief Financial Officer
Astec Industries, Inc.
1725 Shepherd Road
Chattanooga, TN 37421

   Re: Astec Industries, Inc.
     Form 10-K for the fiscal year ended December 31, 2010
     Filed March 1, 2011
     File No. 001-11595

Dear Mr. Hall:

   We have reviewed your response dated July 1, 2011 and related filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page A-30

Revenue Recognition, page A-32

1.   We acknowledge your response to comment 8. Tell us how you considered
        disclosing a brief summary, similar to your response, of your equipment testing
        which is completed prior to shipping to ensure it meets standard or customer
        specified criteria.

Note 7. Property and Equipment, page A-40

2.   We refer to your response to comment 14. We see that you disclose land, a non-
        depreciable asset, with other categories of depreciable assets. Please tell us how
        you considered including land as a separate line item.

3.   Further, we note that aviation equipment has a significantly longer useful life and
        a unique function compared to other equipment, as well as representing over 7%
        of total property and equipment. Please tell us in more detail how you considered
        including aviation equipment as a separate line item.

        You may contact Leigh Ann Schultz at (202) 551-3628 or Kate Tillan, Assistant
Chief Accountant, at (202) 551-3604 if you have questions regarding these comments.
You may also contact me at (202) 551-3671 with any other questions.

                                        Sincerely,

                                        /s/Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant